VIA EDGAR

May 7, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Daniel Morris; Liz Packebusch; Kimberly Calder; Brian McAllister

Re: Proficient Auto Logistics, Inc.

Registration Statement on Form S-1 (Registration No. 333-278629)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Proficient Auto Logistics, Inc. (the “Registrant”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), be accelerated so that it will be become effective at 4:00 p.m. Eastern time on May 8, 2024, or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Securities Act.

It is the Registrant’s understanding that its registration of the common stock of the Registrant under the Securities Exchange Act of 1934 on Form 8-A (File No. 001-42035) shall automatically become effective upon the later of the Commission’s receipt of certification from the Nasdaq Global Market with respect to the common stock of the Registrant and the effectiveness of the Registration Statement.

If you require any additional information with respect to this letter, please contact Edward S. Best (312-701-7100) of Mayer Brown LLP.

Very truly yours,

Proficient Auto Logistics, Inc.

By:	/s/ Ross Berner
Name:	Ross Berner
Title:	President